SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             STEINER LEISURE LIMITED
                                (Name of Issuer)

                 COMMON SHARES, PAR VALUE (U.S.) $0.01 PER SHARE
                         (Title of Class of Securities)

                                   P8744Y 10 2
                                 (CUSIP Number)

                                CLIVE E. WARSHAW
                                   SUITE 104A
                                 SAFFREY SQUARE
                               NASSAU, THE BAHAMAS

                                 with a copy to:

                              ROBERT C. BOEHM, P.A.
                            KELLEY DRYE & WARREN LLP
                      201 S. BISCAYNE BOULEVARD, SUITE 2400
                              MIAMI, FLORIDA 33131
                                 (305) 372-2400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 11, 1997
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

          NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)


-------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------
CUSIP No. P8744Y 10 2                 13D            Page    2    of   6   Pages
-----------------------------                       ----------------------------



--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSONS
               S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Clive E. Warshaw
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS
               Not applicable.
--------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               United Kingdom
--------------------------------------------------------------------------------

                  7        SOLE VOTING POWER
 NUMBER OF                 2,150,760
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY                 0
    EACH
 REPORTING        --------------------------------------------------------------
   PERSON         9        SOLE DISPOSITIVE POWER
    WITH                   2,150,760

                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
                2,150,760 Common Shares
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW*                |X|
               (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               29.9%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------


-----------------
* Excludes 12,000 common shares which are subject to options owned by Michele Steiner Warshaw, the wife of the Reporting Person, which are exercisable within 60 days of the date hereof and as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. P8744Y 10 2                  13D                     Page 3 of 6 Pages




                                INTRODUCTORY NOTE

     This Initial Statement on Schedule 13D is being filed to succeed a prior filing on Form 13G by the Reporting Person. This statement is being filed as a result of options granted to the Reporting Person under a benefit plan of Steiner Leisure Limited (the "Company") (as described below) being exercisable within 60 days after September 11, 1997. The shares underlying those options are common shares, par value (US) $0.01 per share, of the Company (the "Common Shares").

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Shares of the Company, a Bahamas international business company. The address of the Company's principal executive offices is Suite 104A, Saffrey Square, Nassau, The Bahamas.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by Clive E. Warshaw (the "Reporting Person"). The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company. The business address of the Reporting Person is Suite 104A, Saffrey Square, Nassau, The Bahamas.

     During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of the date hereof, no funds have been expended with respect to the acquisition of the Common Shares beneficially owned by the Reporting Person. Of the 2,150,760 Common Shares beneficially owned by the Reporting Person, (i) 2,102,760 of the Common Shares (the "Directly Owned Shares") were acquired by the Reporting Person in October 1996 as a distribution from Squire Trading Company Limited, a Bahamas international business company of which the Reporting Person was a 33% shareholder, and (ii) 48,000 of the Common Shares represent shares underlying options granted to the Reporting Person on November 10, 1996 (the "November 1996 Options"), pursuant to the Company's 1996 Share Option and Incentive Plan (the "Plan"). The November 1996 Options are exercisable commencing November 10, 1997, have an exercise price of $13.00 per share and expire in November 2006. The terms of the November 1996 Options are reflected in the share option agreement dated November 10, 1996 attached hereto as
Exhibit 1 (the "November 1996 Option Agreement") and incorporated by reference herein.

CUSIP No. P8744Y 10 2                  13D                     Page 4 of 6 Pages



ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person has acquired all of his Common Shares for investment purposes. The Reporting Person will continuously evaluate his investment in the Common Shares which he owns based on factors including, among others he may deem relevant, the Company's business, prospects and financial condition, the market for the Common Shares, general economic conditions and availability of funds. The Reporting Person expressly reserves his right to increase or decrease his holdings in Common Shares on such terms and at such times as he may determine. Any purchase or sale of Common Shares by the Reporting Person may be executed in the open market or in privately negotiated transactions. The Reporting Person may also acquire Common Shares or options to purchase Common Shares under the Company's benefit plans.

     The Reporting Person currently intends to exercise the November 1996 Options and sell the Common Shares received upon such exercise as soon as practicable on or after November 10, 1997. The Reporting Person currently intends to pay the exercise price with respect to the November 1996 Options with personal funds, Common Shares owned by him or, if permitted, through the surrender of other November 1996 Options. Sales of the Common Shares received upon the exercise of the November 1996 Options are intended by the Reporting Person to be effected as permitted under applicable law and pursuant to the advice of the Reporting Person's financial advisors, and may include sales in the open market or in privately negotiated transactions.

     In addition, the Reporting Person currently intends, for estate planning purposes, to transfer all or a portion of the Directly Owned Shares to a trust or trusts for the benefit of members of his immediate family. The Reporting
Person currently intends to be the sole trustee, or a co-trustee with his wife, of such trust(s). No date of such proposed transfer to such trust(s) or terms of the applicable trust documents have been established as of the date hereof.

     In addition to the November 1996 Options, the Reporting Person was granted on November 10, 1996, pursuant to the Plan, options to purchase an aggregate of 96,000 Common Shares (the "Other November 1996 Options"). The Other November 1996 Options are exercisable with respect to 48,000 Common Shares commencing on each of November 10, 1998 and November 10, 1999. The Other November 1996 Options have an exercise price of $13.00 per share and expire in November 2006. The terms of the Other November 1996 Options are reflected in the November 1996 Option Agreement. On March 21, 1997, the Reporting Person was granted, pursuant to the Plan, options to purchase 40,000 Common Shares (the "March 1997 Options"). The March 1997 Options have an exercise price of $23.75 per share, are exercisable in three equal annual installments commencing in March 1998 and expire in March 2007. The terms of the March 1997 Options are reflected in the share option agreement dated March 21, 1997 attached hereto as Exhibit 2 (the "March 1997 Option Agreement") and incorporated by reference herein.

     The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company and in those capacities may be called upon from time to time to consider a variety of possible matters concerning the Company such as: an extraordinary corporate transaction, including a merger, reorganization or liquidation, involving the Company or one or more of its subsidiaries; a sale or transfer of a material amount of the assets of the Company or one or more of its subsidiaries; a change in the present board of directors or management of the Company, including changes in the number or term of directors or plans to fill existing vacancies on the board; a material change in the present capitalization or dividend policy of the Company; a change in the Company's business or corporate structure; changes in the Company's amended and restated memorandum of association or amended and restated articles of association or other governing instrument, or other actions which may impede the acquisition of control of the Company by any person; action resulting in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or being delisted from quotation on the NASDAQ National Market system; or any action similar to any of those enumerated above. It is expected that disclosure concerning such matters, when and if necessary, would be made by the Company in the course of the reporting of significant events to its shareholders.

CUSIP No. P8744Y 10 2                  13D                     Page 5 of 6 Pages



     The Reporting person, in his capacity as a shareholder of the Company, does not have any present plans or proposals that relate to or would result in any of the actions required to be described above, but the Reporting Person reserves the right to take all such actions as he may deem appropriate to maximize capital appreciation in the Common Shares owned by him.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) As of September 11, 1997, the Reporting Person beneficially owned and had sole voting and dispositive power with respect to 2,150,760 Common Shares, including 48,000 shares underlying options exercisable within 60 days. Accordingly, the Reporting Person beneficially owned, as of that date, approximately 29.9% of the outstanding Common Shares.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Shares owned by the Reporting Person.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The terms of the November 1996 Options and the Other November 1996 Options are set forth in the November 1996 Option Agreement, attached hereto as Exhibit 1 and incorporated by reference herein. The terms of the March 1997 Options are set forth in the March 1997 Option Agreement, attached hereto as Exhibit 2 and incorporated by reference herein. In addition, the descriptions of the terms of the November 1996 Option Agreement and the March 1997 Option Agreement set forth in items 3 and 4, above, are incorporated by reference herein. Other than the foregoing, there is no currently effective contract, arrangement, understanding or relationship between the Reporting Person and any other person, with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBIT
      NUMBER                                        DESCRIPTION
      -------                                       -----------

         1. Share Option Agreement Dated November 10, 1996 between the Company and Clive E. Warshaw.

         2. Share Option Agreement Dated March 21, 1997 between the Company and Clive E. Warshaw.

CUSIP No. P8744Y 10 2                  13D                     Page 6 of 6 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 22, 1997                  By: /S/ CLIVE E. WARSHAW
                                               ---------------------------------
                                               Clive E. Warshaw

                                                                       EXHIBIT 1


                             STEINER LEISURE LIMITED

                             SHARE OPTION AGREEMENT


         This Agreement ("this Agreement") is made as of November 10, 1996, by and between Steiner Leisure Limited, a Bahamas international business company (the "Company"), and the undersigned employee ("Employee").

         Pursuant to the Steiner Leisure Limited 1996 Share Option and Incentive Plan (the "Plan"), the Company hereby grants to Employee, as of November 10, 1996, options (the "Options") to purchase One Hundred Forty-Four Thousand (144,000) of the Company's common shares, par value (U.S.) $.01 per share (the "Shares"), at $13.00 per share (the "Exercise Price") upon the following terms and conditions. Capitalized terms not otherwise defined herein shall have the same meaning as in the Plan.

         1. EXERCISE OF OPTIONS. The Options shall become exercisable in accordance with the following schedule: one-third (rounded down, if necessary, to the next whole number) shall become exercisable on November 10, 1997; one-third (rounded down, if necessary, to the next whole number) shall become exercisable on November 10, 1998; and one-third (rounded up, if necessary, to the next whole number) shall become exercisable on November 10, 1999. The Options shall expire on November 9, 2006.

         2. TRANSFER AND EXERCISE. The Options are transferable, subject to restrictions under applicable laws, regulations and Rules (as defined in Section 3, below). The Options are exercisable by Employee only while Employee is in active employment with the Company or a Subsidiary or within thirty (30) days after termination of such employment, except (i) during the three-year period after a participant's death, Disability or Retirement; (ii) during a three-year period commencing on the date of Employee's termination of employment by the Company or a subsidiary, other than for cause; (iii) during a three-year period commencing on the date of termination by Employee, or the Company or a Subsidiary, of employment after a Change in Control unless such termination of employment is by the Company or a Subsidiary for cause; or (iv) if the Committee (as defined in Section 4(iv), below) decides that it is in the best interest of the Company to permit other exceptions.

         3. PROCEDURE FOR EXERCISE. The Options shall be exercisable by written notice in the form attached hereto as Exhibit A (the "Exercise Notice"). Such written notice shall be addressed to the Secretary of the Company, signed by the Employee and delivered pursuant to Section 10, below. Options shall be deemed to be exercised upon delivery to the Company of such written notice, upon which the Company will issue and deliver to Employee the number of Shares as to which the options were exercised. Notwithstanding the foregoing, Options may not be exercised if the issuance of the Shares upon such exercise would constitute a violation of any applicable federal or state securities or other law or regulation or any requirement of the Nasdaq Stock Market, Inc. or other market or exchange upon which the Shares may then be traded or listed (collectively, the "Rules"). As a condition to the exercise of an Option, the Company may require Employee to make such representations or warranties to the Company as the Company may deem appropriate under the Rules.

         4.  PAYMENT OF EXERCISE PRICE.

             The Exercise Price for the number of shares for which Options are being exercised shall be paid on, or within ten (10) days after the date of exercise:

                           (i)         in cash (by certified or bank cashier's
                                       check);

                           (ii) by tender to the Company of whole Shares then owned by the Employee having a Fair Market Value (as defined below) on the date of exercise at least equal to the Exercise Price;

                           (iii)       a combination of the foregoing; or

                           (iv) on such other terms and conditions as the Compensation Committee of the Company (or, if such committee is not in existence, the Board of Directors of the Company; in either case, hereinafter, the "Committee") may approve.

                  For purposes of this Agreement, "Fair Market Value" means the mean of the high and low prices reported per Share as quoted on the Nasdaq National Market or the Nasdaq Small Cap Market.

         5. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION, ETC. In the event of any change in the outstanding Shares of the Company by reason of any share split, share dividend, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change or in the event of any special distribution to the shareholders, the Committee shall make such equitable adjustments in the number of Shares and prices per Share applicable to the Options as the Committee determines are necessary and appropriate. Any such adjustment shall be conclusive and binding for all purposes of the Plan.

         6. TAX WITHHOLDING. In order to enable the Company to meet any applicable federal, state or local withholding tax requirements arising as a result of the exercise of Options, Employee shall pay the Company the amount of tax to be withheld or may elect to satisfy such obligation by delivering to the Company other Shares owned by Employee prior to exercising the Options, or a payment consisting of a combination of cash and such Shares, or by having the Company withhold Shares that otherwise would be delivered to Employee pursuant to the exercise of the Options for which the tax is being withheld. Such an election shall be subject to the following: (i) the election shall be made in such manner as may be prescribed by the Committee and (ii) the election shall be made prior to the date to be used to determine the tax to be withheld and shall be irrevocable. The value of any Share to be delivered or withheld by the Company shall be the Fair Market Value on the date to be used to determine the amount of tax to be withheld.

         7. SHARES SUBJECT TO PLAN. The Shares awarded pursuant to the Plan are subject to all of the terms and conditions of the Plan, the terms of which are hereby expressly incorporated and made a part hereof. Any conflict between this Agreement and the Plan shall be controlled by, and settled in accordance with the terms of the Plan. Employee acknowledges that Employee has received, read and understood the provisions of the Plan and agrees to be bound by its terms and conditions.

         8. INTERPRETATION. Any dispute regarding the interpretation of this Agreement shall be submitted by Employee or by the Company forthwith to the Committee, which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Committee shall be final and binding on the Company and on Employee.

         9. NOT A CONTRACT OF EMPLOYMENT. This Agreement shall not be deemed to constitute an employment contract between the Company and Employee or to be a consideration or an inducement for the employment of Employee.

         10. NOTICES. Any notice required or permitted hereunder shall be given in writing and deemed delivered when (i) personally delivered, (ii) sent by facsimile transmission and a confirmation of the transmission is received by the sender, or (iii) three (3) days after being deposited for delivery with a recognized overnight courier, such as Federal Express, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such party may in writing designate.

         11. FURTHER  INSTRUMENTS.   The parties agree  to execute  such further
instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

         12. ENTIRE AGREEMENT; GOVERNING LAW; SEVERABILITY. The Plan and Exercise Notice are incorporated herein by reference. This Agreement, the Plan and the Exercise Notice constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Employee with respect to the subject matter hereof, and shall be interpreted in accordance with, and shall be governed by, the laws of The Bahamas, subject to any applicable United States federal or state securities laws. Should any provision of this Agreement be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.


EMPLOYEE:                                            STEINER LEISURE LIMITED



/s/ CLIVE E. WARSHAW                            By: /s/ LEONARD I. FLUXMAN
-------------------------------                     ----------------------------
Clive E. Warshaw                                    Leonard I. Fluxman
-------------------------------                     Chief Operating Officer and
Print Name                                          Chief Financial Officer


ADDRESS AND FACSIMILE NUMBER:                   ADDRESS AND FACSIMILE NUMBER:
----------------------------                    ----------------------------


Suite 104A, Saffrey Square                       c/o CT Maritime Services, L.C.
Nassau, The Bahamas                              1007 North America Way, 4th Fl.
                                                 Miami, Florida  33132
Facsimile: (242) 356-6260                        Facsimile:  (305) 372-9310

                                    EXHIBIT A


                                 EXERCISE NOTICE


Steiner Leisure Limited
c/o CT Maritime Services, L.C.
1007 North America Way
4th Floor
Miami, Florida  33132

Attention:    Secretary

         1. EXERCISE OF OPTION. Effective as of the date indicated below, the undersigned ("Employee") hereby elects to exercise --------- of the Employee's options to purchase common shares (the "Shares") of Steiner Leisure Limited (the "Company") under and pursuant to the Company's 1996 Share Option and Incentive Plan (the "Plan") and the Share Option Agreement by and between the Company and the Employee dated as of November 10, 1996 (the "Option Agreement").

         2. REPRESENTATIONS OF EMPLOYEE. Employee acknowledges that Employee has received, read and understood the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions. References herein to this "Agreement" include this Exercise Notice and the Plan, and the Option Agreement, all of which are incorporated herein by reference as provided in Section 7, below.

         3. COMPLIANCE WITH SECURITIES LAWS. Notwithstanding any other provisions of the Option Agreement to the contrary, Employee understands and acknowledges that the exercise of any rights to purchase Shares is expressly conditioned upon compliance with the Securities Act of 1933, as amended, all applicable state securities laws and all applicable requirements of the Nasdaq Stock Market, Inc. or other market or exchange on which the Shares may be traded or listed at the time of their exercise. Employee agrees to cooperate with the Company to ensure compliance with such laws and requirements.

         4. TAX CONSULTATION. Employee understands that Employee may suffer adverse tax consequences as a result of Employee's purchase or disposition of the Shares. Employee represents that Employee has consulted with any tax consultants Employee deems advisable in connection with the purchase or disposition of the Shares and that Employee is not relying on the Company for any tax advice.

         5. SUCCESSORS AND ASSIGNS. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of the Company. This Agreement shall be binding upon Employee and his or her heirs, executors, administrators, successors and assigns.

     6. DELIVERY OF PAYMENT. Employee herewith delivers (or within ten (10) days after the date of exercise will deliver) to the Company the full exercise price for the Shares. Employee hereby elects to pay the full exercise price (check the appropriate box):

        |_|   in cash or by check;

        |_| by tender to the Company of Shares accordance with Section 4(ii) of the Option Agreement;

        |_|   by a combination of the foregoing.



         7. ENTIRE AGREEMENT; GOVERNING LAW; SEVERABILITY. The Plan, and Option Agreement are incorporated herein by reference. This Exercise Notice, the Plan and the Option Agreement constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Employee with respect to the subject matter hereof, and shall be interpreted in accordance with, and shall be governed by, the laws of The Bahamas, subject to any applicable United States federal or state securities laws. Should any provision of this Agreement be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

Submitted by:                              Accepted by:


EMPLOYEE:                                  STEINER LEISURE LIMITED



_______________________________            By:__________________________________
                                                 Leonard I. Fluxman
_______________________________                  Chief Operating Officer and
Print Name                                       Chief Financial Officer


Date:__________________________

                                                                       EXHIBIT 2

                             STEINER LEISURE LIMITED

                             SHARE OPTION AGREEMENT


         This Agreement ("this Agreement") is made as of March 21, 1997, by and between Steiner Leisure Limited, a Bahamas international business company (the "Company"), and the undersigned employee ("Employee").

         Pursuant to the Steiner Leisure Limited 1996 Share Option and Incentive Plan (the "Plan"), the Company hereby grants to Employee, as of March 21, 1997, options (the "Options") to purchase Forty Thousand (40,000) of the Company's common shares, par value (U.S.) $.01 per share (the "Shares"), at $23.75 per share (the "Exercise Price") upon the following terms and conditions. Capitalized terms not otherwise defined herein shall have the same meaning as in the Plan.

         1. EXERCISE OF OPTIONS. The Options shall become exercisable in accordance with the following schedule: one-third (rounded down, if necessary, to the next whole number) shall become exercisable on March 21, 1998; one-third (rounded down, if necessary, to the next whole number) shall become exercisable on March 21, 1999; and one-third (rounded up, if necessary, to the next whole number) shall become exercisable on March 21, 2000. The Options shall expire on March 20, 2007.

         2. TRANSFER AND EXERCISE. The Options are not transferable otherwise than by will or the laws of descent and distribution, and in addition to the other limitations set forth herein, are exercisable during the lifetime of Employee only by Employee. The Options are exercisable by Employee only while Employee is in active employment with the Company or a Subsidiary or within thirty (30) days after termination of such employment, except (i) during the three-year period after a participant's death, Disability or Retirement;
(ii) during a three-year period commencing on the date of Employee's termination of employment by the Company or a subsidiary, other than for cause; (ii) during a three-year period commencing on the date of termination by Employee, or the Company or a Subsidiary, of employment after a Change in Control unless such termination of employment is by the Company or a Subsidiary for cause; or
(iv) if the Committee (as defined in Section 4(iv), below) decides that it is in the best interest of the Company to permit other exceptions.

         3. PROCEDURE FOR EXERCISE. The Options shall be exercisable by written notice in the form attached hereto as Exhibit A (the "Exercise Notice"). Such written notice shall be addressed to the Secretary of the Company, signed by the Employee and delivered pursuant to Section 10, below. Options shall be deemed to be exercised upon delivery to the Company of such written notice, upon which the Company will issue and deliver to Employee the number of Shares as to which the options were exercised. Notwithstanding the foregoing, Options may not be exercised if the issuance of the Shares upon such exercise would constitute a violation of any applicable federal or state securities or other law or regulation or any requirement of the Nasdaq Stock Market, Inc. or other market or exchange upon which the Shares may then be traded or listed (collectively, the "Rules"). As a condition to the exercise of an Option, the Company may require Employee to make such representations or warranties to the Company as the Company may deem appropriate under the Rules.

         4.  PAYMENT OF EXERCISE PRICE.

             The Exercise Price for the number of shares for which Options are being exercised shall be paid on, or within ten (10) days a fter the date of exercise:

                           (i) in cash (by certified or bank cashier's check);

                           (ii) by tender to the Company of whole Shares then owned by the Employee having a Fair Market Value (as defined below) on the date of exercise at least equal to the Exercise Price;

                           (iii)       a combination of the foregoing; or

                           (iv) on such other terms and conditions as the Compensation Committee of the Company (or, if such committee is not in existence, the Board of Directors of the Company; in either case, hereinafter, the "Committee") may approve.

            For purposes of this Agreement, "Fair Market Value" means the mean of the high and low prices reported per Share as quoted on the Nasdaq National Market or the Nasdaq Small Cap Market.

         5. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION, ETC. In the event of any change in the outstanding Shares of the Company by reason of any share split, share dividend, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change or in the event of any special distribution to the shareholders, the Committee shall make such equitable adjustments in the number of Shares and prices per Share applicable to the Options as the Committee determines are necessary and appropriate. Any such adjustment shall be conclusive and binding for all purposes of the Plan.

         6. TAX WITHHOLDING. In order to enable the Company to meet any applicable federal, state or local withholding tax requirements arising as a result of the exercise of Options, Employee shall pay the Company the amount of tax to be withheld or may elect to satisfy such obligation by delivering to the Company other Shares owned by Employee prior to exercising the Options, or a payment consisting of a combination of cash and such Shares, or by having the Company withhold Shares that otherwise would be delivered to Employee pursuant to the exercise of the Option for which the tax is being withheld. Such an election shall be subject to the following: (i) the election shall be made in such manner as may be prescribed by the Committee and (ii) the election shall be made prior to the date to be used to determine the tax to be withheld and shall be irrevocable. The value of any Share to be delivered or withheld by the

Company shall be the Fair Market Value on the date to be used to determine the amount of tax to be withheld.

         7. SHARES SUBJECT TO PLAN. The Shares awarded pursuant to the Plan are subject to all of the terms and conditions of the Plan, the terms of which are hereby expressly incorporated and made a part hereof. Any conflict between this Agreement and the Plan shall be controlled by, and settled in accordance with the terms of the Plan. Employee acknowledges that Employee has received, read and understood the provisions of the Plan and agrees to be bound by its terms and conditions.

         8. INTERPRETATION. Any dispute regarding the interpretation of this Agreement shall be submitted by Employee or by the Company forthwith to the Committee, which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Committee shall be final and binding on the Company and on Employee.

         9. NOT A CONTRACT OF EMPLOYMENT. This Agreement shall not be deemed to constitute an employment contract between the Company and Employee or to be a consideration or an inducement for the employment of Employee.

         10. NOTICES. Any notice required or permitted hereunder shall be given in writing and deemed delivered when (i) personally delivered, (ii) sent by facsimile transmission and a confirmation of the transmission is received by the sender, or (iii) three (3) days after being deposited for delivery with a recognized overnight courier, such as Federal Express, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such party may in writing designate.

         11. FURTHER INSTRUMENTS. The parties agree to execute such further instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

         12. ENTIRE AGREEMENT; GOVERNING LAW; SEVERABILITY. The Plan and Exercise Notice are incorporated herein by reference. This Agreement, the Plan and the Exercise Notice constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Employee with respect to the subject matter hereof, and shall be interpreted in accordance with, and shall be governed by, the laws of The Bahamas, subject to any applicable United States federal or state securities laws. Should any provision of this Agreement be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.


EMPLOYEE:                                    STEINER LEISURE LIMITED



/s/ CLIVE E. WARSHAW                         By: /s/ LEONARD I. FLUXMAN
-------------------------------                  -------------------------------
Clive E. Warshaw                                 Leonard I. Fluxman
-------------------------------                  Chief Operating Officer and
Print Name                                       Chief Financial Officer


ADDRESS AND FACSIMILE NUMBER:                ADDRESS AND FACSIMILE NUMBER:
----------------------------                 ----------------------------


Suite 104A, Saffrey Square                   c/o CT Maritime Services, L.C.
Nassau, The Bahamas                          1007 North America Way, 4th Fl.
                                             Miami, Florida  33132
Facsimile:  (242) 356-6260                   Facsimile:  (305) 372-9310

                                    EXHIBIT A
                                    ---------

                                 EXERCISE NOTICE


Steiner Leisure Limited
c/o CT Maritime Services, L.C.
1007 North America Way
4th Floor
Miami, Florida  33132

Attention:    Secretary

     1. EXERCISE OF OPTION. Effective as of the date indicated below, the undersigned ("Employee") hereby elects to exercise --------- of the Employee's options to purchase common shares (the "Shares") of Steiner Leisure Limited (the "Company") under and pursuant to the Company's 1996 Share Option and Incentive Plan (the "Plan"), and the Share Option Agreement by and between the Company and the Employee dated as of March 21, 1997 (the "Option Agreement").

         2. REPRESENTATIONS OF EMPLOYEE. Employee acknowledges that Employee has received, read and understood the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions. References herein to this "Agreement" include this Exercise Notice and the Plan, and the Option Agreement, all of which are incorporated herein by reference as provided in Section 7, below.

         3. COMPLIANCE WITH SECURITIES LAWS. Notwithstanding any other provisions of the Option Agreement to the contrary, Employee understands and acknowledges that the exercise of any rights to purchase Shares is expressly conditioned upon compliance with the Securities Act of 1933, as amended, all applicable state securities laws and all applicable requirements of the Nasdaq Stock Market, Inc. or other market or exchange on which the Shares may be traded or listed at the time of their exercise. Employee agrees to cooperate with the Company to ensure compliance with such laws and requirements.

         4. TAX CONSULTATION. Employee understands that Employee may suffer adverse tax consequences as a result of Employee's purchase or disposition of the Shares. Employee represents that Employee has consulted with any tax consultants Employee deems advisable in connection with the purchase or disposition of the Shares and that Employee is not relying on the Company for any tax advice.

         5. SUCCESSORS AND ASSIGNS. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of the Company. This Agreement shall be binding upon Employee and his or her heirs, executors, administrators, successors and assigns.

     6. DELIVERY OF PAYMENT. Employee herewith delivers (or within ten (10) days after the date of exercise will deliver) to the Company the full exercise price for the Shares. Employee hereby elects to pay the full exercise price (check the appropriate box):

               |_|   in cash or by check;

               |_|   by tender to the Company of Shares in
                     accordance with Section 4(ii) of the Option Agreement;

               |_|   by a combination of the foregoing.



         7. ENTIRE AGREEMENT; GOVERNING LAW; SEVERABILITY. The Plan, and Option Agreement are incorporated herein by reference. This Exercise Notice, the Plan and the Option Agreement constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Employee with respect to the subject matter hereof, and shall be interpreted in accordance with, and shall be governed by, the laws of The Bahamas, subject to any applicable United States federal or state securities laws. Should any provision of this Agreement be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

Submitted by:                                  Accepted by:


EMPLOYEE:                                      STEINER LEISURE LIMITED



_______________________________                By:______________________________
                                                    Leonard I. Fluxman
_______________________________                     Chief Operating Officer and
Print Name                                          Chief Financial Officer


Date:__________________________